Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP APPOINTS DR. RUI FENG TO CEO POSITION

VANCOUVER, BRITISH COLUMBIA—December 18, 2014 - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX:SVM)(NYSE:SVM) announced that its founder and Chairman, Dr. Rui Feng, is being re-appointed to the Chief Executive Officer position. The Board of Directors welcomes Dr. Feng’s return to the Chief Executive Officer position, a role he held from September 2003 until October 2013. Under his leadership, Dr. Feng transformed Silvercorp from a small Canadian junior exploration company to a successful, low cost, mid-tier silver producer. Dr. Feng, who has been located in Beijing since last July, has been working with colleagues and outside management consultants to streamline the Company’s organization structures, improve management controls and systems, and enhance the operational efficiency to ensure the Company’s continued profitability through the current low metal price environment and prepare for the next resource growth cycle.

With Dr. Feng returning to the CEO position, Myles Gao, will assume the position of President, Corporate Development, with a focus on identifying acquisitions and new business opportunities brought about by the current resource sector downturn.

The Company is further strengthening it’s management team with the recruitment of Derek Liu, who will assume the role of interim Chief Financial Officer effective February 2015. Derek Liu is a professional accountant with over 15 years of diverse international experience in financial reporting, auditing, and accounting. He is a member of Certified General Accountants Association of British Columbia ("CGA, BC") and a Certified Public Accountant ("CPA") in the State of Colorado, USA. He has held senior accounting positions, such as corporate controller and chief financial officer, at a number of public Canadian mining companies for the past several years including the role of financial controller of Silvercorp from 2006 to 2010.

GC Mine Update - Safety Inspect Permit Received

The Company announced that the Safety Inspection Permit for its newest mine, the GC mine in the Guangdong Province of China, was received on December 10, 2014. This was the final permit required by the GC mine, which commenced commercial production in the last fiscal quarter.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company's vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Lorne Waldman
Senior Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca